FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated July 5, 2017 of Diana Containerships Inc. (the "Company") announcing that the Company has paid an aggregate of US$85.0 million for full and final settlement of its US$148.0 million secured loan facility with The Royal Bank of Scotland plc, entered into on September 10, 2015, which had an outstanding balance of US$128.9 million as of June 30, 2017.
The information contained in this Report on Form 6-K, other than the statements attributed to Mr. Symeon Palios, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, the Company's registration statement on Form F-3 (File no. 333-215748), as amended and filed with the SEC with an effective date of March 7, 2017, and the Company's registration statement on Form F-3 (File No. 333-216944), filed with the SEC with an effective date of May 11, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: July 5, 2017	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

Corporate Contact: Ioannis Zafirakis Director, Chief Operating Officer and Secretary Telephone: +30-216-600-2400 Email: izafirakis@dcontainerships.com Website: www.dcontainerships.com

For Immediate Release

Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. AGREES TO PAY US$85.0 MILLION IN FULL AND FINAL SETTLEMENT OF THE US$128.9 MILLION
OUTSTANDING AMOUNT WITH RBS

ATHENS, GREECE, July 5, 2017 – Diana Containerships Inc. (NASDAQ: DCIX), (the "Company"), a global shipping company specializing in the ownership of containerships, today announced that it has paid an aggregate of US$85.0 million for full and final settlement of its US$148.0 million secured loan facility with The Royal Bank of Scotland plc ("RBS"), entered into on September 10, 2015, which had an outstanding balance of US$128.9 million as of June 30, 2017.
The Company funded the refinancing of the RBS loan with aggregate proceeds of US$75.0 million under two new secured loan facilities with Addiewell Ltd., an unaffiliated third party, in the amount of US$35.0 million, and with Diana Shipping Inc. in the amount of US$40.0 million, together with available cash on hand of US$10.0 million.
The Company has refinanced its existing unsecured loan facility with Diana Shipping Inc., entered into on May 20, 2013, having an outstanding balance of US$42.6 million as of June 30, 2017. The principal amount of the new secured loan of US$82.6 million with Diana Shipping Inc. includes the existing loan and the new loan used to refinance the Company's RBS loan.
The new loans, which are secured by first and second priority mortgages over the Company's eleven containerships, each mature in eighteen (18) months and bear interest at the rate of 6% per annum for the first twelve (12) months scaled to 9% for the next three (3) months and further scaled to 12% for the remaining three (3) months of the loans. Additionally, there is a discount premium amount of US$10.0 million and US$5.0 million for the loans with Addiewell Ltd. and Diana Shipping Inc., respectively. The new loan facilities include financial and other covenants which stipulate the repayment of these facilities with proceeds from the sale of assets of the Company, proceeds from the issuance of new equity and proceeds from the exercise of existing warrants to purchase the Company's Series B Convertible Preferred Shares.
Mr. Symeon Palios, Director, Chief Executive Officer and Chairman of the Board, commented that:
"We are very pleased with the full and final settlement of the RBS Loan which adds a substantial amount of equity value to the Company's shareholders. In addition, the new loans will provide the Company the flexibility to take advantage of the improving market conditions of the containership segment, as well as to use alternative ways to reduce the leverage on its balance sheet."

Diana Containerships Inc.'s fleet consists of 11 container vessels (6 Post-Panamax and 5 Panamax). A table describing the current Diana Containerships Inc. fleet can be found on the Company's website, www.dcontainerships.com. Information included on the Company's website does not constitute a part of this press release.
About the Company
Diana Containerships Inc. is a global provider of shipping transportation services through its ownership of containerships. The Company's vessels are employed primarily on time charters with leading liner companies carrying containerized cargo along worldwide shipping routes.
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.